Persona: Manage Your Passwords Safe & Secure in One Place



12
Investments

$1,165
Seeking Goal of

38
days left!

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Equity: $5,000,000 pre-money valuation cap | Minimum Investment Amount: $247.50 for 5 shares

Persona is a

Technology

https://www.persona.io

Description Updates FAQ Comments

About this Campaign:


PERSONA
Take Control of Your Identity

Deal Highlights



- Password Management Tech company with >1K monthly users
- Previously raised $250K in capital
- UI complete and ready for paid subscribers
- Browser extensions Launched for Chrome, Firefox, Brave, Edge, Safari & Opera
- A $1 trillion dollar total addressable market
- $5M competitively priced valuation


The Problem
THE AVERAGE AMERICAN HAS
130 Online Accounts
"...doubling every 5 years."
Dashlane

Too Many Accounts to Manage

+ Lack of control
+ Out of sync info across accounts
+ Security risks
+ Tough to access accounts
+ $1T spent by American corporations to manage


Spotify
amazon
Southwest
wayfair
CHASE
CVS pharmacy
lyft
hotwire
Google

Manage Your Digital Footprint All in One Place



How We Keep You Safe

- End-to-end data encryption
- Military grade AES-256 bit encryption hardened with PBKDF2 HMAC-SHA256
- Traffic is transmitted through a robust TLS 1.2 & TLS 1.3 protocol
- Only you have the key for decryption

Auto-Save New Logins

No need to manually enter your information.
We do it for you, safely & securely.


www.chase.com
Sign In
johndoe@persona.io
Save login?
john.doe@persona.io
business.chase.com
NOT NOW
SAVE LOGIN

All of Your Accounts

One seamless experience. No more loose stickies, notebooks, or insecure spreadsheets.


Search logins
LOGINS
Most Recent
johndoe@persona.io
chase.com
Login
john.doe@gmail.com
facebook.com
Login
johndoe1@gmail.com
netflix.com
Login
theofficialjohndoe
instagram.com
Login
john.doe@gmail.com
southwest.com
Login
john.doe@gmail.com
amazon.com
Login
John Doe
Save login?
john.doe@gmail.com
facebook.com
NOT NOW

One-Click Login

Access all your favorite websites instantly.


NETFLIX
Sign In
Email or phone number
johndoe@persona.io
john.doe@gmail.com
social@persona.io
business.login.com


PERSONA
Take Back Control of Your Identity

The PERSONA Difference

	PERSONA	LastPass	dashlane	1Password
Free Password Management	30 Logins Per Month	No (30-day trial)	Up to 50 passwords	No (30-day trial)
Lowest Price Per Year	$29.99	$36.00	$59.88	$35.88
Fill Web Forms For Login	✓	✓	✓	✓
One-Click Login	✓	Limited		
Import from Browsers	✓	✓		
Two-Factor Authentication	✓	✓	✓	
Secure Sharing	✓	Insecure	Insecure	Insecure
Passwordless Authentication	✓			
Automatically Update Passwords	✓		Limited	
Account Monitoring	✓	Limited	Limited	Limited
Multi-Step Login Support	✓		Limited	Limited

PERSONA vs. The Other Guys


Performance
% Sites with 1-Click Login Ability
PERSONA
Persona (now)
LastPass
LastPass (>10m users)
dashlane
DashLane (>10m users)
1Password
1Password (>15m users)
0.0%
20.0%
40.0%
60.0%
80.0%

Our Goal: Capture the B2B Market


New Tab
Hi Jonathan
Accounts
12 of 25 Accounts Used
Unlock Unlimited Accounts
Search
Search Accounts
Sort Order
Alphabetically Desc. (A-Z)
Amazon
Logged in 10 minutes ago
LOGIN
American Airlines
Logged in 4 hours ago
LOGIN
Blizzard Entertainment
Logged in 3 days ago
LOGIN
Gmail (2)
Logged in 2 minutes ago
Facebook
Logged in 15 minutes
PERSONA
Username
Password
Login to Persona
Sign Up
PERSONA
Login

$1 Trillion

Total Addressable Market

We already provide safe & robust identity management tools directly to consumers today, but this is just the starting point

In 2020, we're launching new seamless data-syncing capabilities that will enable us to expand into corporate accounts and B2B markets with massive scale potential.

The Future of Identity Management

Automatic Password Rotation

We'll update your passwords for you when they've been involved in a breach or need some love.

Quick Signup

Easily signup for a new online account without the hassle of filling out another form.

Advanced Autofill

Easily insert your name, credit card, address, phone number or email address into any website form.

Control is Understanding

Gain control of your identity by knowing which companies have access to your personal information.

Passwordless Authentication

Use your phone to log in to your Persona account without a password.

Share Access without Sharing Passwords

Grant someone temporary access to an online account without giving them your password.

Customer Acquisition Strategy



Referral
20%
Organic
3%
Paid
77%

Monthly Marketing Budget Allocation

- $20k for digital ads (video, social media, search, mobile)
- $5k for marketing contractor to manage ads
- $4k for SEO, marketing copy, and design
- $9.5K for on-site events with business & university partners



Revenue Growth Model

- Freemium starting at $3.99 per month (or $29.99/year)
- Discounts for bulk-purchase partnerships

Acquisition Channel	Acquired	End of 2020Q1	End of 2020Q2
Organic + Referrals	100	1,200	11,500
Existing Partnerships	1,300	5,500	11,050
Future Partnerships	0	5,000	25,000
Social Ads	0	10,000	27,000
TOTAL USERS	**1,400**	**21,700**	**74,550**
[illegible]	[illegible]	[illegible]	[illegible]

PERSONA

TOTAL USERS	1,400	21,700	74,550
Estimated MRR	$1,302	$13,738	$47,182

Ask: $107K Reg CF & up to $480K Reg D 506c

	Minimum required to break Escrow	Maximum under this Reg CF	Aggregate Funds (Reg CF + Reg D506c)
Raise Amount	$24,997.50	$106,969.50	$480,000
Wunderfund Fees	$2,000	$8,560	$35,400
Net Proceeds	$23,000	$98,440	$444,600
Marketing			$108,480
Engineering	$23,000	$55,485	$184,950
Design, Ops Management		$28,613	$116,480
Equipment		$5,335	$10,670
Legal and Vendor Services		$9,008	$24,020

Timeline

Nov '19: Launch Reg CF

Dec '19:

Jan '20: Tech Upgrades

June '20: Launch

Dec '20: Launch

Team

Matthew Kerle, Founder, CEO & CTO

Silicon Valley Software Engineer



Square weebly

Matthew is in a part-time role with Persona in which he works approximately 30-35 hours per week. His primary focus is as CEO overseeing all company activities but about 50% of his current responsibilities include being active CTO and leading our team of engineers. Matthew has been with Persona since he first founded the company in June 2015. Recent three years' experience beyond role with Persona: Square - Software Engineer (May 2018 to Present). Primary role - Software Engineer at Weebly, now part of Square (June 2016 to May 2018) - Software Engineer Intern (May 2015 to August 2015) Greenville University - IT Helpdesk Coordinator (August 2015 to May 2016)

Patrick Holler, Co-Founder & COO

University IT Enterprise Expert



UNT UNIVERSITY OF NORTH TEXAS

GREENVILLE UNIVERSITY

IT manager at a large university system Until full-time operations, Patrick is in a part-time (although significant working hours) role with Persona in which he works approximately 10-20 hours per week. Patrick joined Persona in October 2015. Recent three years' experience beyond role with Persona: University of North Texas - IT Manager at UNT Dallas (November 2017 to Present). Primary role - IT Support Specialist Lead at UNT System (January 2016 to November 2017) ARCHIVEX3D - Co-Founder (March 2013 to January 2016) Greenville University - Manager of Technical Services (August 2012 to January 2016)

Colby Schaeffer, Co-Founder & CFO

Executive Consultant and Actuary



OPTUM AON NAVIGANT

VP and actuary at global risk consulting firm Until full-time operations, Colby is in a part-time (although significant working hours) role with Persona in which he works approximately 20-25 hours per week. Colby joined Persona in March 2017. Recent three years' experience beyond role with Persona: Aon - Vice President (April 2018 to Present). Primary role - Assistant Vice President (June 2015 to April 2018)

The Investment Terms

Reg CF

All Investors

Persona Network, Inc. is offering common equity in the company. By investing in the company, you're expecting we'll increase the company worth beyond the valuation below.

Post-Money Valuation:	$5,000,000
Minimum Investment:	$247.50 (for 5 shares at $49.50/sh)
Raise Target:	$50,000 & up to $438,000
Rights:	CEO is proxy decision maker

Invest Now

Before investing, please review the full terms of the offering memorandum & related documents. As a shareholder, you should expect to hold your shares for the long-term, because your investment is not liquid until the company is acquired, conducts an IPO, or has some other liquidity event.

If you have any questions, please post them to the Comments Section tab above.

*Your investment amount will round down to the nearest whole share

Reg D (506C)

Accredited Investors Only

Champions of Diversity Media, Inc is offering preferred equity in the company, however you must be an accredited investor. to participate. By investing in the company, you're expecting we'll increase the company worth beyond the valuation below.

Post-Money Valuation:

Minimum Investment:

Raise Target:

Rights:

Click to View (must be accredited)

Before investing, please review the full terms of the offering memorandum & related documents. As a shareholder, you should expect to hold your shares for the long-term, because your investment is not liquid until the company is acquired, conducts an IPO, or has some other liquidity event.

*Your investment amount will round down to the nearest whole share


PERSONA
Take Control of Your Identity

Cancellation Policy

Like all campaigns on our platform, if NeatMEETS: The Travel Meet-ups App does not reach its funding goal, you will be notified via emails from both Wunderfund and the issuer and receive a full refund for your investment (minus any escrow operation fees with said issuer). For more information, please check out our risks and cancellation information in our FAQ.

Documents

Check out our Form C filed with the SEC for their important documents like financial statements, Directors, Officers, current shareholders with more than 20% of voting rights, and more.

Register to Invest

Can I change my mind and get a full refund?

How does How is Wunderfund.co compensated via entrepreneurs and investors?

1053 Saint Gregory Street, Floor 2

Cincinnati, OH 45202

taylor@wunderfund.co

(513) 601-9350

The *Thrivera Ventures Fund I LLC* runs *Wunderfund.co*.

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Ron Buckner · 2nd

ChoiceTrade

EVP, ChoiceTrade

East Brunswick, New Jersey · 29 connections · Contact info

Highlights



1 mutual connection

You and Ron both know Tom Godich

Experience

CHOICE

Owner

ChoiceTrade

Mar 2000 – Present · 19 yrs 9 mos

Interests

CHOICE

Choice Trade

73 followers

LinkedIn

About
Careers
Advertising
Small Business
Talent Solutions
Marketing Solutions
Sales Solutions
Safety Center
Community Guidelines
Privacy & Terms
Mobile
Questions?
Visit our Help Center.
Manage your account and privacy.
Go to your Settings.

LinkedIn Corporation © 2019

Ronald Buckner, EVP and CFO

2000 to the present
EVP and CFO, ChoiceTrade

Managing Director, Intercapital PLC
1994-2000

Ron Buckner, is a seasoned professional. Ron is a co-founder of the Company and has overseen the building of its infrastructure from inception including finance, operations, customer service and compliance. Ron orchestrated the in-house development of the Company's trading and risk management systems, back office and CRM.

Ron is a CPA and holds multiple FINRA licenses including Series 4, 7, 24, 27, 62, and 63. Ron's previous experience includes managing director of ICAP, a $200mm inter-dealer/broker and CEO/CFO of Delta Clearing Corp, an industry leading clearing house to prime banks and the inter-dealer broker community for repo and reverse repo transactions on US treasury securities.

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Neville Golvala · 3rd

ChoiceTrade

CEO at ChoiceTrade

Greater New York City Area · 23 connections · Contact info

Experience

CHOICE

CEO

ChoiceTrade

2000 – Present · 19 yrs

Interests

CHOICE

Choice Trade
73 followers

LinkedIn

About
Careers
Advertising
Small Business
Talent Solutions
Marketing Solutions
Sales Solutions
Safety Center
Community Guidelines
Privacy & Terms
Mobile

Questions?
Visit our Help Center.

Manage your account and privacy.
Go to your Settings.

LinkedIn Corporation © 2019

Neville Golvala, CEO

2000 to the present
CEO, ChoiceTrade

1996 to 1999
Managing Director, National Discount Brokers

1994 to 1996
CFO of Natwest Bank's broker-dealer

Neville Golvala, is a distinguished executive with three decades of experience in the financial services industry. Before founding ChoiceTrade, he was a Managing Director at National Discount Brokers during a period when the company witnessed an increase in market cap from under $100 million to $1 billion.

Neville has a solid reputation for achieving corporate growth objectives by providing strategic direction and smart, positive leadership. He is experienced in increasing organizational efficiency and improving sustainable revenue while reducing costs. A proven strategist, he has a strong track record in leading complex improvement initiatives and applying solid technical and analytical abilities. Neville holds the Series 4, 6, 7, 24, 27, 55, 63 and 65 securities licenses with FINRA.


CHOICETRADE
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